UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

______________

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

240.13d-2(a)

China Shengda Packaging Group Inc.

(Name of Issuer)

COMMON STOCK, PAR VALUE US$0.001 PER SHARE

(Title of Class of Securities)

16950v 206

(CUSIP Number)

Nengbin Fang
No. 2 Beitang Road
Xiaoshan Economic and Technological Development Zone
Hangzhou, Zhejiang Province 311215
People’s Republic of China
+ 86 571 8283 8805

With a copy to:

Ling Huang, Esq.
Cleary Gottlieb Steen & Hamilton LLP
45th Floor, Fortune Financial Center

5 Dong San Huan Zhong Lu

Chaoyang District, Beijing 100020

People’s Republic of China
Telephone: +86 10 5920 1000

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

May 21, 2015

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 16950v 206	Page 2 of 29 Pages

1.	NAMES OF REPORTING PERSONS NENGBIN FANG
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (b) [ ]
3.	SEC USE ONLY
4.	SOURCE OF FUNDS OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(e) or 2(f) [ ]
6.	CITIZENSHIP OR PLACE OF ORGANIZATION PEOPLE’S REPUBLIC OF CHINA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER	1,041,262
	8.	SHARED VOTING POWER	0
	9.	SOLE DISPOSITIVE POWER	1,041,262
	10.	SHARED DISPOSITIVE POWER	0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,041,262(1)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 13.4%(2)
14.	TYPE OF REPORTING PERSON IN

(1) As further described in Item 2 below, each Reporting Person could be deemed to beneficially own shares of the Common Stock beneficially owned by the other Reporting Persons. The Reporting Persons collectively own 7,041,997 shares of the Common Stock.

(2) Based on approximately 7.76 million shares of the Common Stock outstanding as of May 19, 2015, as reported in the Issuer’s Form 8-K filed with the SEC (as defined below) on May 19, 2015.

CUSIP No. 16950v 206	Page 3 of 29 Pages

1.	NAMES OF REPORTING PERSONS WUXIAO FANG
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (b) [ ]
3.	SEC USE ONLY
4.	SOURCE OF FUNDS OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(e) or 2(f) [ ]
6.	CITIZENSHIP OR PLACE OF ORGANIZATION PEOPLE’S REPUBLIC OF CHINA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER	2,310,000
	8.	SHARED VOTING POWER	0
	9.	SOLE DISPOSITIVE POWER	2,310,000
	10.	SHARED DISPOSITIVE POWER	0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,310,000(1)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 29.8%(2)
14.	TYPE OF REPORTING PERSON IN

(1) As further described in Item 2 below, each Reporting Person could be deemed to beneficially own shares of the Common Stock beneficially owned by the other Reporting Persons. The Reporting Persons collectively own 7,041,997 shares of the Common Stock.

(2) Based on approximately 7.76 million shares of the Common Stock outstanding as of May 19, 2015, as reported in the Issuer’s Form 8-K filed with the SEC (as defined below) on May 19, 2015.

CUSIP No. 16950v 206	Page 4 of 29 Pages

1.	NAMES OF REPORTING PERSONS CONGYI FANG
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (b) [ ]
3.	SEC USE ONLY
4.	SOURCE OF FUNDS OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(e) or 2(f) [ ]
6.	CITIZENSHIP OR PLACE OF ORGANIZATION PEOPLE’S REPUBLIC OF CHINA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER	840,000
	8.	SHARED VOTING POWER	0
	9.	SOLE DISPOSITIVE POWER	840,000
	10.	SHARED DISPOSITIVE POWER	0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 840,000(1)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.8%(2)
14.	TYPE OF REPORTING PERSON IN

(1) As further described in Item 2 below, each Reporting Person could be deemed to beneficially own shares of the Common Stock beneficially owned by the other Reporting Persons. The Reporting Persons collectively own 7,041,997 shares of the Common Stock.

(2) Based on approximately 7.76 million shares of the Common Stock outstanding as of May 19, 2015, as reported in the Issuer’s Form 8-K filed with the SEC (as defined below) on May 19, 2015.

CUSIP No. 16950v 206	Page 5 of 29 Pages

1.	NAMES OF REPORTING PERSONS Yueming Qi
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (b) [ ]
3.	SEC USE ONLY
4.	SOURCE OF FUNDS OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(e) or 2(f) [ ]
6.	CITIZENSHIP OR PLACE OF ORGANIZATION PEOPLE’S REPUBLIC OF CHINA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER	168,720
	8.	SHARED VOTING POWER	0
	9.	SOLE DISPOSITIVE POWER	168,720
	10.	SHARED DISPOSITIVE POWER	0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 168,720(1)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.2%(2)
14.	TYPE OF REPORTING PERSON IN

(1) As further described in Item 2 below, each Reporting Person could be deemed to beneficially own shares of the Common Stock beneficially owned by the other Reporting Persons. The Reporting Persons collectively own 7,041,997 shares of the Common Stock.

(2) Based on approximately 7.76 million shares of the Common Stock outstanding as of May 19, 2015, as reported in the Issuer’s Form 8-K filed with the SEC (as defined below) on May 19, 2015.

CUSIP No. 16950v 206	Page 6 of 29 Pages

1.	NAMES OF REPORTING PERSONS Baishun Shen
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (b) [ ]
3.	SEC USE ONLY
4.	SOURCE OF FUNDS OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(e) or 2(f) [ ]
6.	CITIZENSHIP OR PLACE OF ORGANIZATION PEOPLE’S REPUBLIC OF CHINA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER	264,588
	8.	SHARED VOTING POWER	0
	9.	SOLE DISPOSITIVE POWER	264,588
	10.	SHARED DISPOSITIVE POWER	0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 264,588(1)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.4% (2)
14.	TYPE OF REPORTING PERSON IN

(1) As further described in Item 2 below, each Reporting Person could be deemed to beneficially own shares of the Common Stock beneficially owned by the other Reporting Persons. The Reporting Persons collectively own 7,041,997 shares of the Common Stock.

(2) Based on approximately 7.76 million shares of the Common Stock outstanding as of May 19, 2015, as reported in the Issuer’s Form 8-K filed with the SEC (as defined below) on May 19, 2015.

CUSIP No. 16950v 206	Page 7 of 29 Pages

1.	NAMES OF REPORTING PERSONS Guofang Wang
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (b) [ ]			]
3.	SEC USE ONLY
4.	SOURCE OF FUNDS OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(e) or 2(f) [ ]
6.	CITIZENSHIP OR PLACE OF ORGANIZATION PEOPLE’S REPUBLIC OF CHINA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER	263,980
	8.	SHARED VOTING POWER	0
	9.	SOLE DISPOSITIVE POWER	263,980
	10.	SHARED DISPOSITIVE POWER	0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 263,980(1)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.4% (2)
14.	TYPE OF REPORTING PERSON IN

(1) As further described in Item 2 below, each Reporting Person could be deemed to beneficially own shares of the Common Stock beneficially owned by the other Reporting Persons. The Reporting Persons collectively own 7,041,997 shares of the Common Stock.

(2) Based on approximately 7.76 million shares of the Common Stock outstanding as of May 19, 2015, as reported in the Issuer’s Form 8-K filed with the SEC (as defined below) on May 19, 2015.

CUSIP No. 16950v 206	Page 8 of 29 Pages

1.	NAMES OF REPORTING PERSONS Zumao Shi
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (b) [ ]
3.	SEC USE ONLY
4.	SOURCE OF FUNDS OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(e) or 2(f) [ ]
6.	CITIZENSHIP OR PLACE OF ORGANIZATION PEOPLE’S REPUBLIC OF CHINA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER	200,000
	8.	SHARED VOTING POWER	0
	9.	SOLE DISPOSITIVE POWER	200,000
	10.	SHARED DISPOSITIVE POWER	0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 200,000(1)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.6% (2)
14.	TYPE OF REPORTING PERSON IN

(1) As further described in Item 2 below, each Reporting Person could be deemed to beneficially own shares of the Common Stock beneficially owned by the other Reporting Persons. The Reporting Persons collectively own 7,041,997 shares of the Common Stock.

(2) Based on approximately 7.76 million shares of the Common Stock outstanding as of May 19, 2015, as reported in the Issuer’s Form 8-K filed with the SEC (as defined below) on May 19, 2015.

CUSIP No. 16950v 206	Page 9 of 29 Pages

1.	NAMES OF REPORTING PERSONS Lanfang Zhang
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (b) [ ]
3.	SEC USE ONLY
4.	SOURCE OF FUNDS OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(e) or 2(f) [ ]
6.	CITIZENSHIP OR PLACE OF ORGANIZATION PEOPLE’S REPUBLIC OF CHINA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER	356,128
	8.	SHARED VOTING POWER	0
	9.	SOLE DISPOSITIVE POWER	356,128
	10.	SHARED DISPOSITIVE POWER	0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 356,128(1)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.6%(2)
14.	TYPE OF REPORTING PERSON IN

(1) As further described in Item 2 below, each Reporting Person could be deemed to beneficially own shares of the Common Stock beneficially owned by the other Reporting Persons. The Reporting Persons collectively own 7,041,997 shares of the Common Stock.

(2) Based on approximately 7.76 million shares of the Common Stock outstanding as of May 19, 2015, as reported in the Issuer’s Form 8-K filed with the SEC (as defined below) on May 19, 2015.

CUSIP No. 16950v 206	Page 10 of 29 Pages

1.	NAMES OF REPORTING PERSONS Bigtree Capital Limited
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (b) [ ]
3.	SEC USE ONLY
4.	SOURCE OF FUNDS OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(e) or 2(f) [ ]
6.	CITIZENSHIP OR PLACE OF ORGANIZATION BRITISH VIRGIN ISLANDS
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER	354,356
	8.	SHARED VOTING POWER	0
	9.	SOLE DISPOSITIVE POWER	354,356
	10.	SHARED DISPOSITIVE POWER	0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 354,356(1)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.6%(2)
14.	TYPE OF REPORTING PERSON CO

(1) As further described in Item 2 below, each Reporting Person could be deemed to beneficially own shares of the Common Stock beneficially owned by the other Reporting Persons. The Reporting Persons collectively own 7,041,997 shares of the Common Stock.

(2) Based on approximately 7.76 million shares of the Common Stock outstanding as of May 19, 2015, as reported in the Issuer’s Form 8-K filed with the SEC (as defined below) on May 19, 2015.

CUSIP No. 16950v 206	Page 11 of 29 Pages

1.	NAMES OF REPORTING PERSONS Zhanggen Xu
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (b) [ ]
3.	SEC USE ONLY
4.	SOURCE OF FUNDS OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(e) or 2(f) [ ]
6.	CITIZENSHIP OR PLACE OF ORGANIZATION PEOPLE’S REPUBLIC OF CHINA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER	369,592
	8.	SHARED VOTING POWER	0
	9.	SOLE DISPOSITIVE POWER	369,592
	10.	SHARED DISPOSITIVE POWER	0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 369,592(1)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.8%(2)
14.	TYPE OF REPORTING PERSON IN

(1) As further described in Item 2 below, each Reporting Person could be deemed to beneficially own shares of the Common Stock beneficially owned by the other Reporting Persons. The Reporting Persons collectively own 7,041,997 shares of the Common Stock.

(2) Based on approximately 7.76 million shares of the Common Stock outstanding as of May 19, 2015, as reported in the Issuer’s Form 8-K filed with the SEC (as defined below) on May 19, 2015.

CUSIP No. 16950v 206	Page 12 of 29 Pages

1.	NAMES OF REPORTING PERSONS Jinfa Ye
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (b) [ ]
3.	SEC USE ONLY
4.	SOURCE OF FUNDS OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(e) or 2(f) [ ]
6.	CITIZENSHIP OR PLACE OF ORGANIZATION PEOPLE’S REPUBLIC OF CHINA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER	215,000
	8.	SHARED VOTING POWER	0
	9.	SOLE DISPOSITIVE POWER	215,000
	10.	SHARED DISPOSITIVE POWER	0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 215,000(1)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.8%(2)
14.	TYPE OF REPORTING PERSON IN

(1) As further described in Item 2 below, each Reporting Person could be deemed to beneficially own shares of the Common Stock beneficially owned by the other Reporting Persons. The Reporting Persons collectively own 7,041,997 shares of the Common Stock.

(2) Based on approximately 7.76 million shares of the Common Stock outstanding as of May 19, 2015, as reported in the Issuer’s Form 8-K filed with the SEC (as defined below) on May 19, 2015.

CUSIP No. 16950v 206	Page 13 of 29 Pages

1.	NAMES OF REPORTING PERSONS Huohong Wang
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (b) [ ]
3.	SEC USE ONLY
4.	SOURCE OF FUNDS OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(e) or 2(f) [ ]
6.	CITIZENSHIP OR PLACE OF ORGANIZATION PEOPLE’S REPUBLIC OF CHINA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER	16,000
	8.	SHARED VOTING POWER	0
	9.	SOLE DISPOSITIVE POWER	16,000
	10.	SHARED DISPOSITIVE POWER	0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 16,000(1)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.2%(2)
14.	TYPE OF REPORTING PERSON IN

(1) As further described in Item 2 below, each Reporting Person could be deemed to beneficially own shares of the Common Stock beneficially owned by the other Reporting Persons. The Reporting Persons collectively own 7,041,997 shares of the Common Stock.

(2) Based on approximately 7.76 million shares of the Common Stock outstanding as of May 19, 2015, as reported in the Issuer’s Form 8-K filed with the SEC (as defined below) on May 19, 2015.

CUSIP No. 16950v 206	Page 14 of 29 Pages

1.	NAMES OF REPORTING PERSONS Daliang Teng
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (b) [ ]
3.	SEC USE ONLY
4.	SOURCE OF FUNDS OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(e) or 2(f) [ ]
6.	CITIZENSHIP OR PLACE OF ORGANIZATION PEOPLE’S REPUBLIC OF CHINA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER	30,000
	8.	SHARED VOTING POWER	0
	9.	SOLE DISPOSITIVE POWER	30,000
	10.	SHARED DISPOSITIVE POWER	0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 30,000(1)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.4%(2)
14.	TYPE OF REPORTING PERSON IN

(1) As further described in Item 2 below, each Reporting Person could be deemed to beneficially own shares of the Common Stock beneficially owned by the other Reporting Persons. The Reporting Persons collectively own 7,041,997 shares of the Common Stock.

(2) Based on approximately 7.76 million shares of the Common Stock outstanding as of May 19, 2015, as reported in the Issuer’s Form 8-K filed with the SEC (as defined below) on May 19, 2015.

CUSIP No. 16950v 206	Page 15 of 29 Pages

1.	NAMES OF REPORTING PERSONS Haihua Yu
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (b) [ ]
3.	SEC USE ONLY
4.	SOURCE OF FUNDS OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(e) or 2(f) [ ]
6.	CITIZENSHIP OR PLACE OF ORGANIZATION PEOPLE’S REPUBLIC OF CHINA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER	70,000
	8.	SHARED VOTING POWER	0
	9.	SOLE DISPOSITIVE POWER	70,000
	10.	SHARED DISPOSITIVE POWER	0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 70,000(1)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.9%(2)
14.	TYPE OF REPORTING PERSON IN

(1) As further described in Item 2 below, each Reporting Person could be deemed to beneficially own shares of the Common Stock beneficially owned by the other Reporting Persons. The Reporting Persons collectively own 7,041,997 shares of the Common Stock.

(2) Based on approximately 7.76 million shares of the Common Stock outstanding as of May 19, 2015, as reported in the Issuer’s Form 8-K filed with the SEC (as defined below) on May 19, 2015.

CUSIP No. 16950v 206	Page 16 of 29 Pages

1.	NAMES OF REPORTING PERSONS Envision Capital Partners, L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (b) [ ]
3.	SEC USE ONLY
4.	SOURCE OF FUNDS OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(e) or 2(f) [ ]
6.	CITIZENSHIP OR PLACE OF ORGANIZATION CAYMAN ISLANDS
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER	229,998
	8.	SHARED VOTING POWER	0
	9.	SOLE DISPOSITIVE POWER	229,998
	10.	SHARED DISPOSITIVE POWER	0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 229,998(1)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.0% (2)
14.	TYPE OF REPORTING PERSON LP

(1) As further described in Item 2 below, each Reporting Person could be deemed to beneficially own shares of the Common Stock beneficially owned by the other Reporting Persons. The Reporting Persons collectively own 7,041,997 shares of the Common Stock.

(2) Based on approximately 7.76 million shares of the Common Stock outstanding as of May 19, 2015, as reported in the Issuer’s Form 8-K filed with the SEC (as defined below) on May 19, 2015.

CUSIP No. 16950v 206	Page 17 of 29 Pages

1.	NAMES OF REPORTING PERSONS CSV China Opportunities Fund, L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (b) [ ]
3.	SEC USE ONLY
4.	SOURCE OF FUNDS OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(e) or 2(f) [ ]
6.	CITIZENSHIP OR PLACE OF ORGANIZATION BRITISH VIRGIN ISLANDS
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER	150,758
	8.	SHARED VOTING POWER	0
	9.	SOLE DISPOSITIVE POWER	150,758
	10.	SHARED DISPOSITIVE POWER	0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 150,758(1)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.9%(2)
14.	TYPE OF REPORTING PERSON LP

(1) As further described in Item 2 below, each Reporting Person could be deemed to beneficially own shares of the Common Stock beneficially owned by the other Reporting Persons. The Reporting Persons collectively own 7,041,997 shares of the Common Stock.

(2) Based on approximately 7.76 million shares of the Common Stock outstanding as of May 19, 2015, as reported in the Issuer’s Form 8-K filed with the SEC (as defined below) on May 19, 2015.

CUSIP No. 16950v 206	Page 18 of 29 Pages

1.	NAMES OF REPORTING PERSONS Ray Shi China Small Mid Cap Select Fund
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (b) [ ]
3.	SEC USE ONLY
4.	SOURCE OF FUNDS OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(e) or 2(f) [ ]
6.	CITIZENSHIP OR PLACE OF ORGANIZATION STATE OF DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER	232,104
	8.	SHARED VOTING POWER	0
	9.	SOLE DISPOSITIVE POWER	232,104
	10.	SHARED DISPOSITIVE POWER	0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 232,104(1)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.0%(2)
14.	TYPE OF REPORTING PERSON OO

(1) As further described in Item 2 below, each Reporting Person could be deemed to beneficially own shares of the Common Stock beneficially owned by the other Reporting Persons. The Reporting Persons collectively own 7,041,997 shares of the Common Stock.

(2) Based on approximately 7.76 million shares of the Common Stock outstanding as of May 19, 2015, as reported in the Issuer’s Form 8-K filed with the SEC (as defined below) on May 19, 2015.

CUSIP No. 16950v 206	Page 19 of 29 Pages

1.	NAMES OF REPORTING PERSONS LB Holdings II, LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (b) [ ]
3.	SEC USE ONLY
4.	SOURCE OF FUNDS OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(e) or 2(f) [ ]
6.	CITIZENSHIP OR PLACE OF ORGANIZATION STATE OF DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER	82,266
	8.	SHARED VOTING POWER	0
	9.	SOLE DISPOSITIVE POWER	82,266
	10.	SHARED DISPOSITIVE POWER	0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 82,266(1)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.1%(2)
14.	TYPE OF REPORTING PERSON CO

(1) As further described in Item 2 below, each Reporting Person could be deemed to beneficially own shares of the Common Stock beneficially owned by the other Reporting Persons. The Reporting Persons collectively own 7,041,997 shares of the Common Stock.

(2) Based on approximately 7.76 million shares of the Common Stock outstanding as of May 19, 2015, as reported in the Issuer’s Form 8-K filed with the SEC (as defined below) on May 19, 2015.

CUSIP No. 16950v 206	Page 20 of 29 Pages

1.	NAMES OF REPORTING PERSONS Newberg Road Partners, L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (b) [ ]
3.	SEC USE ONLY
4.	SOURCE OF FUNDS OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(e) or 2(f) [ ]
6.	CITIZENSHIP OR PLACE OF ORGANIZATION STATE OF TEXAS
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER	201,601
	8.	SHARED VOTING POWER	0
	9.	SOLE DISPOSITIVE POWER	201,601
	10.	SHARED DISPOSITIVE POWER	0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 201,601(1)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.6%(2)
14.	TYPE OF REPORTING PERSON LP

(1) As further described in Item 2 below, each Reporting Person could be deemed to beneficially own shares of the Common Stock beneficially owned by the other Reporting Persons. The Reporting Persons collectively own 7,041,997 shares of the Common Stock.

(2) Based on approximately 7.76 million shares of the Common Stock outstanding as of May 19, 2015, as reported in the Issuer’s Form 8-K filed with the SEC (as defined below) on May 19, 2015.

This Schedule 13D (i) represents the initial statement on Schedule 13D jointly filed by Mr. Nengbing Fang (the “Chairman”), Mr. Wuxiao Fang, Ms. Congyi Fang, Mr. Yueming Qi, Mr. Baishun Shen, Mr. Guofang Wang, Mr. Zumao Shi, Ms. Lanfang Zhang, Bigtree Capital Limited, Mr. Zhanggen Xu, Mr. Jinfa Ye, Mr. Huohong Wang, Mr. Daliang Teng, Ms. Haihua Yu, Envision Capital Partners, L.P., CSV China Opportunities Fund, L.P., Ray Shi China Small Mid Cap Select Fund, LB Holdings II, LLC and Newberg Road Partners, L.P. (collectively, the “Reporting Persons”) with respect to China Shengda Packaging Group Inc. (the “Company” or the “Issuer”), and (ii) amends and supplements the statement on Schedule 13D filed on October 29, 2012, by the Chairman, Mr. Wuxiao Fang and Ms. Congyi Fang with respect to the Issuer with the Securities and Exchange Commission (the “SEC”), as amended and/or supplemented by Amendment No.1 to the Schedule 13D filed on November 13, 2012.

ITEM 1.	SECURITIES AND ISSUER

This Schedule 13D relates to the shares of common stock, par value US$0.001 per share, of the Issuer (the “Common Stock”).  The address of the Issuer’s principal executive office is No. 2 Beitang Road, Xiaoshan Economic and Technological Development Zone, Hangzhou, Zhejiang Province 311215, People’s Republic of China.

ITEM 2.                 IDENTITY AND BACKGROUND

Page 21 of 29 Pages

(a) – (c) and (f)

This Schedule 13D is filed by the Reporting Persons pursuant to Rule 13d-1(k) promulgated by the SEC under Section 13 of the Securities Exchange Act of 1934, as amended (the “Act”). The Reporting Persons are making this single, joint filing because they may be deemed to constitute a “group” within the meaning of Rule 13d-5(b) under the Act by reason of their relationships described in Item 2 and the agreements described in Item 4 below and each Reporting Person may be deemed to beneficially own the total of 7,041,997 shares of the Common Stock beneficially owned by all the Reporting Persons.

Except as expressly otherwise set forth in this Schedule 13D, each Reporting Person disclaims beneficial ownership of the shares of the Common Stock beneficially owned by the other Reporting Persons or any other person. The agreement between the Reporting Persons relating to the joint filing of this statement is attached hereto as Exhibit 7.01. Information with respect to each of the Reporting Persons is given solely by such Reporting Person, and no Reporting Person assumes responsibility for the accuracy or completeness of the information concerning the other Reporting Persons, except as otherwise provided in Rule 13d-1(k).

Mr. Nengbin Fang is a citizen of the People’s Republic of China and his principal occupation is the chairman of the board of directors of the Issuer. The Chairman’s business address is No. 2 Beitang Road, Xiaoshan Economic and Technological Development Zone, Hangzhou, Zhejiang Province 311215, People’s Republic of China.

Mr. Wuxiao Fang is a citizen of the People’s Republic of China and his principal occupation is a consultant of the Issuer. Mr. Wuxiao Fang’s business address is No. 2 Beitang Road, Xiaoshan Economic and Technological Development Zone, Hangzhou, Zhejiang Province 311215, People’s Republic of China.

Ms. Congyi Fang is a citizen of the People’s Republic of China and her principal occupation is a director and vice president of the Issuer. Ms. Congyi Fang’s business address is No. 2 Beitang Road, Xiaoshan Economic and Technological Development Zone, Hangzhou, Zhejiang Province 311215, People’s Republic of China.

Mr. Yueming Qi is a citizen of the People’s Republic of China and his principal occupation is the general manager of Zhejiang Shengda Charter Win Chemicals Co., Ltd. The principal business of Zhejiang Shengda Charter Win Chemicals Co., Ltd. is manufacturing of organic pigment products. The business address of Mr. Yueming Qi and the address of Zhejiang Shengda Charter Win Chemicals Co., Ltd. is Nanyang Development Zone, Hangzhou, Zhejiang Province 311227, People’s Republic of China.

Page 22 of 29 Pages

Mr. Baishun Shen is a citizen of the People’s Republic of China and he is retired. Mr. Baishun Shen’s business address is No. 2 Beitang Road, Xiaoshan Economic and Technological Development Zone, Hangzhou, Zhejiang Province 311215, People’s Republic of China.

Mr. Guofang Wang is a citizen of the People’s Republic of China and his principal occupation is a security officer of Hangzhou Sheng Ming Paper Industry Co., Ltd. The principal businesses of Hangzhou Sheng Ming Paper Industry Co., Ltd. include paper packaging and manufacturing of carton products. The business address of Mr. Guofang Wang and the address of Hangzhou Sheng Ming Paper Industry Co., Ltd. is Xiangli Village, Heshang Town, Xiaoshan District, Hangzhou, Zhejiang Province 311264, People’s Republic of China.

Mr. Zumao Shi is a citizen of the People’s Republic of China and his principal occupation is a warehouse keeper of Hangzhou Sheng Ming Paper Industry Co., Ltd. The principal businesses of Hangzhou Sheng Ming Paper Industry Co., Ltd. include paper packaging and manufacturing of carton products. The business address of Mr. Zumao Shi and the address of Hangzhou Sheng Ming Paper Industry Co., Ltd. is Xiangli Village, Heshang Town, Xiaoshan District, Hangzhou, Zhejiang Province 311264, People’s Republic of China.

Ms. Lanfang Zhang is a citizen of the People’s Republic of China and she is retired. Ms. Lanfang Zhang holds certain shares of the Common Stock directly by herself and indirectly through Bigtree Capital Limited, an investment holding company incorporated in the British Virgin Islands. Ms. Lanfang Zhang owns 100% of the total outstanding shares of Bigtree Capital Limited and she is the sole director of Bigtree Capital Limited. The business address of Ms. Lanfang Zhang and the address of the principal office of Bigtree Capital Limited is TMF Place, Road Town, Tortola, British Virgin Islands.

Mr. Zhanggen Xu is a citizen of the People’s Republic of China and his principal occupation is the general manager officer of Zhejiang Ling Yun Chemical Co., Ltd. The principal business of Zhejiang Ling Yun Chemical Co., Ltd. is manufacturing of chemicals, raw materials and pigment products. The business address of Mr. Zhanggen Xu and the address of Zhejiang Ling Yun Chemical Co., Ltd. is No. 56, Shengle Village, Xinjie Town, Xiaoshan District, Hangzhou, Zhejiang Province 311217, People’s Republic of China.

Mr. Jinfa Ye is a citizen of the People’s Republic of China and his principal occupation is an administrative staff of Zhejiang Shuangkeda Textile Co., Ltd. The principal businesses of Zhejiang Shuangkeda Textile Co., Ltd. include paper packaging, manufacturing of paper slurry and textile products, real estates, steel structure and bond-free logistics. The business address of Mr. Jinfa Ye and the address of Zhejiang Shuangkeda Textile Co., Ltd. is Xiangli Village, Heshang Town, Xiaoshan District, Hangzhou, Zhejiang Province 311264, People’s Republic of China.

Mr. Huohong Wang is a citizen of the People’s Republic of China and his principal occupation is the chief financial officer of Shengda Group Co., Ltd. The principal businesses of Shengda Group Co., Ltd. include paper packaging, manufacturing of textile and chemicals products, steel structure, real estates, trade and financial investments. The business address of Mr. Huohong Wang and the address of Shengda Group Co., Ltd. is No. 2 Beitang Road, Xiaoshan Economic and Technological Development Zone, Hangzhou, Zhejiang Province 311215, People’s Republic of China.

Mr. Daliang Teng is a citizen of the People’s Republic of China and his principal occupation is the chief executive officer of the Issuer. Mr. Daliang Teng’s business address is No. 2 Beitang Road, Xiaoshan Economic and Technological Development Zone, Hangzhou, Zhejiang Province 311215, People’s Republic of China.

Page 23 of 29 Pages

Ms. Haihua Yu is a citizen of the People’s Republic of China and she is retired. Ms. Haihua Yu’s business address is No. 2 Beitang Road, Xiaoshan Economic and Technological Development Zone, Hangzhou, Zhejiang Province 311215, People’s Republic of China.

Envision Capital Partners, L.P. is a limited partnership incorporated under the laws of the Cayman Islands. The principal business of Envision Capital Partners, L.P. is conducting investment activities, and the address of its principal office is c/o Walkers Corporate Services Limited, Walker House, 87 Mary Street, George Town, Grand Cayman KY1-9002, Cayman Islands. The general partner of Envision Capital Partners, L.P. is Envision Capital GP, L.P., a limited partnership incorporated under the laws of the Cayman Islands. The principal business of Envision Capital GP, L.P. is conducting investment activities, and the address of its principal office is c/o Walkers Corporate Services Limited, Walker House, 87 Mary Street, George Town, Grand Cayman KY1-9002, Cayman Islands. The controlling person of Envision Capital GP, L.P. is Mr. Gang Wang, who is the managing partner of Envision Capital, which principal business is conducting investment activities. Mr. Gang Wang is a citizen of the People’s Republic of China. The business address of Mr. Gang Wang and the address of the principal business of Envision Capital is 1303, Bank of East Asia Finance Tower, 66 Huayuanshiqiao Road, Pudong, Shanghai 200120, People’s Republic of China.

CSV China Opportunities Fund, L.P. is a limited partnership incorporated under the laws of the British Virgin Islands. The principal business of CSV China Opportunities Fund, L.P. is conducting investment activities, and the address of its principal office is Appleby Corporate Services (BVI) Limited, Jayla Place, Wickhams Cay 1, P.O. Box 3190, Road Town, Tortola, British Virgin Islands. The general partner of CSV China Opportunities Fund, L.P. is CSV China Opportunities Ltd., a company incorporated under the laws of the British Virgin Islands. The principal business of CSV China Opportunities Ltd. is conducting financial investments. The controlling person of CSV China Opportunities Ltd. is Mr. Earl Ching-Hwa Yen, who is the managing director of CSV China Opportunities Ltd. Mr. Earl Ching-Hwa Yen is a citizen of the United States. The business address of Mr. Earl Ching-Hwa Yen and the address of the principal business of CSV China Opportunities Ltd. is c/o Ascend (Shanghai) Co., Ltd., Room 103, Bldg. 18, No. 800 Huashan Rd., Shanghai 20050, People’s Republic of China.

Ray Shi China Small Mid Cap Select Fund is a series of Ray Shi Investment Trust, a statutory trust under the Delaware Statutory Trust Act. BNY Mellon Trust of Delaware is the trustee of Ray Shi Investment Trust, and its registered office is 100 White Clay Center, Suite 102, Newark Delaware 19711, United States of America. The principal business of Ray Shi China Small Mid Cap Select Fund is conducting investment activities, and the address of its principal office is 6556 High Point Dr SW, Seattle, Washington 98126, United States of America.

LB Holdings II, LLC is a Delaware limited liability company. The principal business of LB Holdings II, LLC is conducting investment activities. LB Holdings II, LLC is a wholly-owned subsidiary of Lord Baltimore Capital Corporation, which also serves as the manager of LB Holdings II, LLC. The controlling person of Lord Baltimore Capital Corporation is Mr. Louis B. Thalheimer, who is also an executive officer and director of Lord Baltimore Capital Corporation. The name, principal occupation or employment, business address and citizenship of each director and executive officer of Lord Baltimore Capital Corporation are set forth in Schedule I attached hereto and incorporated herein by reference. The business address of Mr. Louis B. Thalheimer and the address of the principal office of LB Holdings II, LLC and Lord Baltimore Capital Corporation is 6225 Smith Ave., Suite B-100, Baltimore, Maryland 21209, United States of America.

Newberg Road Partners, L.P. is a limited partnership incorporated under the laws of the State of Texas. The general partner of Newberg Road Partners, L.P. is RGA Ventures, LLC, which is a limited liability company incorporated under the laws of Texas. The controlling person of RGA Ventures, LLC is Mr. Robert G. Ackerley, who is also an investment manager of RGA Ventures, LLC. Mr. Robert G. Ackerley is a citizen of the United States. The principal business of Newberg Road Partners, L.P. and RGA Ventures, LLC is investment management. The business address of Mr. Robert Ackerley and the address of the principal office of Newberg Road Partners, L.P. and RGA Ventures, LLC is 5306 Hollister, Houston, Texas 77040, United States of America.

Page 24 of 29 Pages

(d) – (e)	During the five years preceding the date of this filing, none of the Reporting Persons (nor to the best knowledge of the Reporting Persons, any person listed in Schedule I hereto or mentioned above) has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3                   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

The information set forth in or incorporated by reference in Items 4 and 5 of this Schedule 13D is incorporated by reference in its entirety into this Item 3.

No shares of the Common Stock were purchased by the Reporting Persons in connection with the transactions giving rise to the filing of this Schedule 13D and thus no funds were used by the Reporting Persons for such purpose.

ITEM 4                   PURPOSE OF TRANSACTION

Contribution and Subscription Agreement

On May 21, 2015, Yida International Holdings Limited, a recently formed British Virgin Islands company (“Parent”), Yida International Acquisition Limited, a recently formed Nevada company and a wholly-owned subsidiary of Parent (“Merger Sub”), Eastlake Capital Limited, a British Virgin Islands company wholly-owned by the Chairman (“Chairman SPV”) and the Reporting Persons entered into a Contribution and Subscription Agreement (the “Contribution Agreement”), pursuant to which the Reporting Persons intend to contribute to Parent an aggregate number of 7,041,997 shares of the Common Stock held by them in exchange for 7,041,996 ordinary shares of Parent to be issued directly or indirectly to the Reporting Persons (Chairman SPV has subscribed one (1) ordinary share of Parent in connection with the formation of Parent). Concurrently with such contribution, Chairman SPV will additionally subscribe for an aggregate number of 758,621 ordinary shares of Parent at a price of US$7.25 per share. Immediately prior to the consummation of the proposed transactions contemplated by the Contribution Agreement, Parent intends to contribute all of the Common Stock it owns by then to Merger Sub and cause Merger Sub to merge with and into the Company through a “short form” merger under Chapter 92A.180 of the Nevada Revised Statutes (the “Merger”), with the Company continuing as the surviving corporation after the Merger, as a means of acquiring all of the other shares of the Common Stock not owned directly or indirectly by the Reporting Persons. The shares of the Common Stock held by Merger Sub immediately prior to the Merger will be cancelled for no consideration, and each share of the Common Stock not owned by Merger Sub immediately prior to the Merger will be converted into the right to receive US$7.25 in cash, without interest (the “Merger Consideration”).

If the Merger is carried out and consummated, the Common Stock will no longer be traded on the NASDAQ Capital Market and the registration of the Common Stock under Section 12 of the Act will be terminated. The Company, as the surviving entity of the Merger, will file a Form 15 (Certification of Termination of Registration of a Class of Security) with the SEC.

In addition to the above, pursuant to the Contribution Agreement, within forty-five (45) days after the Merger, each of Envision Capital Partners, L.P., CSV China Opportunities Fund, L.P., Ray Shi China Small Mid Cap Select Fund, LB Holdings II, LLC and Newberg Road Partners, L.P. (each, an “Other Contributing Stockholder” and, collectively, the “Other Contributing Stockholders”) has the right (the “Put Right”) to require Chairman SPV to purchase all but not less than all of the equity ownership in Parent owned by such Other Contributing Stockholder (the “Put Securities”) at a price of $7.25 per share in cash, without interest.

Page 25 of 29 Pages

Facility Agreement

In connection with the transactions contemplated by the Contribution Agreement, on May 21, 2015, Chairman SPV and Primelink Investment Limited entered into a Facility Agreement (the “Facility Agreement”), pursuant to which Primelink Investment Limited committed to provide debt financing in the aggregate principal amount of $14,000,000 to, subject to the conditions set forth therein, fund (i) the Merger Consideration to be paid to the stockholders of the Issuer other than the Reporting Persons, (ii) if any of the Other Contributing Stockholders exercises its Put Right, the amounts to be paid by Chairman SPV to such Other Contributing Stockholder to acquire the relevant Put Securities and (iii) the amounts to be paid by the Reporting Persons for costs and expenses incurred in connection with the Merger and the debt financing of the Merger. The obligations of Chairman SPV under the Facility Agreement (i) are personally guaranteed by the Chairman, Ms. Xinya Qu and Ms. Congyi Fang and (ii) will be secured by charges over 100% of Chairman SPV’s equity ownerships in Parent.

The descriptions of the Contribution Agreement and the Facility Agreement set forth above in this Item 4 do not purport to be a complete description of the terms thereof and are qualified in their entirety by reference to the full text of the Contribution Agreement and the Facility Agreement, which have been filed as Exhibits 7.02 and 7.03, respectively, and are incorporated herein by this reference.

Except as set forth in this Schedule 13D or in the transaction documents described herein, neither the Reporting Persons, nor to the best knowledge of the Reporting Persons, any person listed in Schedule I hereto or mentioned above in the Item 2, has any present plans or proposals that relate to or would result in:

(a)	The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

(b)	An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer;

(c)	A sale or transfer of a material amount of assets of the Issuer;

(d)	Any change in the present board or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e)	Any material change in the present capitalization or dividend policy of the Issuer;

(f)	Any other material change in the Issuer’s business or corporate structure;

(g)	Changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions that may impede the acquisition of control of the Issuer by any person;

(h)	A class of securities of the Issuer being delisted from a national securities exchange or ceasing to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i)	A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Act; or

Page 26 of 29 Pages

(j)	Any action similar to any of those enumerated above.

ITEM 5	INTEREST IN SECURITIES OF THE ISSUER

The information contained on each of the cover pages of this Schedule 13D and the information set forth or incorporated in Items 2, 3, 4, and 6 are hereby incorporated herein by reference.

(a) – (b)

As of the date hereof, the Chairman has sole voting and dispositive power over 1,041,262 shares of the Common Stock, representing 13.4% of the total outstanding shares of the Common Stock.

As of the date hereof, Mr. Wuxiao Fang has sole voting and dispositive power over 2,310,000 shares of the Common Stock, representing 29.8% of the total outstanding shares of the Common Stock.

As of the date hereof, Ms. Congyi Fang has sole voting and dispositive power over 840,000 shares of the Common Stock, representing 10.8% of the total outstanding shares of the Common Stock.

As of the date hereof, Mr. Yueming Qi has sole voting and dispositive power over 168,720 shares of the Common Stock, representing 2.2% of the total outstanding shares of the Common Stock.

As of the date hereof, Mr. Baishun Shen has sole voting and dispositive power over 264,588 shares of the Common Stock, representing 3.4% of the total outstanding shares of the Common Stock.

As of the date hereof, Mr. Guofang Wang has sole voting and dispositive power over 263,980 shares of the Common Stock, representing 3.4% of the total outstanding shares of the Common Stock.

As of the date hereof, Mr. Zumao Shi has sole voting and dispositive power over 200,000 shares of the Common Stock, representing 2.6% of the total outstanding shares of the Common Stock.

As of the date hereof, Ms. Lanfang Zhang has sole voting and dispositive power over 356,128 shares of the Common Stock, comprising (i) 1,772 shares of the Common Stock directly held by Ms. Lanfang Zhang and (ii) 354,356 shares of the Common Stock held by Bigtree Capital Limited, which shares of the Common Stock described in (i) and (ii) collectively representing 4.6% of the total outstanding shares of the Common Stock.

As of the date hereof, Mr. Zhanggen Xu has sole voting and dispositive power over 369,592 shares of the Common Stock, representing 4.8% of the total outstanding shares of the Common Stock.

As of the date hereof, Mr. Jinfa Ye has sole voting and dispositive power over 215,000 shares of the Common Stock, representing 2.8% of the total outstanding shares of the Common Stock.

As of the date hereof, Mr. Huohong Wang has sole voting and dispositive power over 16,000 shares of the Common Stock, representing 0.2% of the total outstanding shares of the Common Stock.

As of the date hereof, Mr. Daliang Teng has sole voting and dispositive power over 30,000 shares of the Common Stock, representing 0.4% of the total outstanding shares of the Common Stock.

As of the date hereof, Ms. Haihua Yu has sole voting and dispositive power over 70,000 shares of the Common Stock, representing 0.9% of the total outstanding shares of the Common Stock.

As of the date hereof, Envision Capital Partners, L.P. has sole voting and dispositive power over 229,998 shares of the Common Stock, representing 3.0% of the total outstanding shares of the Common Stock.

Page 27 of 29 Pages

As of the date hereof, CSV China Opportunities Fund, L.P. has sole voting and dispositive power over 150,758 shares of the Common Stock, representing 1.9% of the total outstanding shares of the Common Stock.

As of the date hereof, Ray Shi China Small Mid Cap Select Fund has sole voting and dispositive power over 232,104 shares of the Common Stock, representing 3.0% of the total outstanding shares of the Common Stock.

As of the date hereof, LB Holdings II, LLC has sole voting and dispositive power over 82,266 shares of the Common Stock, representing 1.1% of the total outstanding shares of the Common Stock.

As of the date hereof, Newberg Road Partners, L.P. has sole voting and dispositive power over 201,601 shares of the Common Stock, representing 2.6% of the total outstanding shares of the Common Stock.

By virtue of the transactions described in Item 4, each Reporting Person may be deemed to beneficially own the shares of the Common Stock beneficially owned by the other Reporting Persons. The Reporting Persons collectively own 7,041,997 shares of the Common Stock, representing 90.7% of the total outstanding shares of the Common Stock.

The above disclosure of percentage information is based on a total number of approximately 7.76 million shares of the Common Stock outstanding as of May 19, 2015, as reported in the Issuer’s Form 8-K filed with the SEC on May 19, 2015.

(c)	None of the Reporting Persons has effected any transactions in the shares of Common Stock of the Issuer during the 60 days preceding the filing of this Schedule 13D.

(d) – (e)                   Not applicable.

ITEM 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPSWITH RESPECT TO SECURITIES OF THE ISSUER.

The information regarding the Contribution Agreement and the Facility Agreement under Item 4 is incorporated herein by reference in their entirety.

Except as described above or elsewhere in this Schedule 13D or incorporated by reference in this Schedule 13D, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between the Reporting Persons or, to the best of their knowledge, any of the persons listed in Schedule I hereto or mentioned in the above Item 2 and any other person with respect to any securities of the Issuer, including, but not limited to, transfer or voting of any securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, or a pledge or contingency, the occurrence of which would give another person voting power or investment power over the securities of the Issuer.

ITEM 7.	MATERIAL TO BE FILED AS EXHIBITS.

Exhibit 7.01:	Joint Filing Agreement, dated as of May 21, 2015, by and among the Reporting Persons.
Exhibit 7.02:	Contribution and Subscription Agreement, dated as of May 21, 2015, by and among Yida International Holdings Limited, Yida International Acquisition Limited, Eastlake Capital Limited and the Reporting Persons.
Exhibit 7.03:	Facility Agreement, dated as of May 21, 2015, by and between Eastlake Capital Limited and Primelink Investment Limited.
Exhibit 7.04:	Power of Attorney granted by each of the Reporting Persons in favor of the Chairman, dated as of May 21, 2015.
Page 28 of 29 Pages

SCHEDULE I

EXECUTIVE OFFICERS AND DIRECTORS OF

LORD BALTIMORE CAPITAL CORPORATION

Name	Title	Principal Occupations	Business Address
Louis B. Thalheimer	Executive and director	Executive and director of Lord Baltimore Capital Corporation	6225 Smith Ave., Suite B-100, Baltimore, Maryland 21209, United States of America
W. Matthews Long, III	Executive	Executive of Lord Baltimore Capital Corporation	6225 Smith Ave., Suite B-100, Baltimore, Maryland 21209, United States of America
Scott K. Giese	Executive	Executive of Lord Baltimore Capital Corporation	6225 Smith Ave., Suite B-100, Baltimore, Maryland 21209, United States of America
Russell W. Bell	Executive	Executive of Lord Baltimore Capital Corporation	6225 Smith Ave., Suite B-100, Baltimore, Maryland 21209, United States of America
Stephen J. Bolin	Executive	Executive of Lord Baltimore Capital Corporation	6225 Smith Ave., Suite B-100, Baltimore, Maryland 21209, United States of America
William R. Coleman	Director	Retired	6225 Smith Ave., Suite B-100, Baltimore, Maryland 21209, United States of America
Henry P. Bubel	Director	Attorney at Patterson Belknap Webb & Tyler LLP	1133 Avenue of the Americas, New York, New York 10036, United States of America
Donald G. Kilpatrick	Director	Attorney at Pillsbury Winthrop Shaw Pittman LLP	1540 Broadway, New York, New York 10036-4039, United States of America
Martin D. Krall	Director	Attorney at Pillsbury Winthrop Shaw Pittman LLP	1200 Seventeenth Street, NW Washington, DC 20036, United States of America
Jere D. McGaffey	Director	Attorney at Foley & Lardner LLP	777 East Wisconsin Avenue, Milwaukee, WI 53202-5306, United States of America
Elizabeth T. Wachs	Director	Director of Lord Baltimore Capital Corporation	6225 Smith Ave., Suite B-100, Baltimore, Maryland 21209, United States of America

Note:

1.	Each individual listed above is a citizenships of the United States of America.
2.	The principal business of Lord Baltimore Capital Corporation is conducting investment activities, and its address is 6225 Smith Ave., Suite B-100, Baltimore, Maryland 21209, United States of America.
3.	Patterson Belknap Webb & Tyler LLP is a law firm and its address is 1133 Avenue of the Americas, New York, New York 10036, United States of America.
4.	Pillsbury Winthrop Shaw Pittman LLP is a law firm and its address is 1540 Broadway, New York, New York 10036-4039, United States of America.
5.	Foley & Lardner LLP is a law firm and its address of its Milwaukee office is 777 East Wisconsin Avenue, Milwaukee, WI 53202-5306, United States of America.

Page 29 of 29 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: May 21, 2015

NENGBIN FANG By: /s/ Nengbin Fang
WUXIAO FANG By: /s/ Wuxiao Fang
CONGYI FANG By: /s/ Congyi Fang
YUEMING QI By: /s/ Yueming Qi
BAISHUN SHEN By: /s/ Baishun Shen
GUOFANG WANG By: /s/ Guofang Wang
ZUMAO SHI By: /s/ Zumao Shi

[Signature Pages to the Schedule 13D]

LANFANG ZHANG By: /s/ Lanfang Zhang
BIGTREE CAPITAL LIMITED By: /s/ Lanfang Zhang Name: Lanfang Zhang Title: Director
ZHANGGEN XU By: /s/ Zhanggen Xu
JINFA YE By: /s/ Jinfa Ye
HUOHONG WANG By: /s/ Huohong Wang
DALIANG TENG By: /s/ Daliang Teng
HAIHUA YU By: /s/ Haihua Yu
ENVISION CAPITAL PARTNERS, L.P. By: /s/ Gang Wang Name: Gang Wang Title: Managing Partner

[Signature Pages to the Schedule 13D]

CSV CHINA OPPORTUNITIES FUND, L.P. By: /s/ Earl Yen Name: Earl Yen Title: Managing Director of CSV China Opportunities Ltd., as General Partner for and on behalf of CSV China Opportunities Fund, L.P.
RAY SHI CHINA SMALL MID CAP SELECT FUND By: /s/ Wei Li Name: Wei Li Title: Managing Member
LB HOLDINGS II, LLC By: /s/ Scott K. Giese Name: Scott K. Giese Title: Senior Vice President of Lord Baltimore Capital Corp., Manager
NEWBERG ROAD PARTNERS, L.P. By: /s/ Robert G. Ackerley Name: Robert G. Ackerley Title: Manager, RGA Ventures LLC, general partner of Newberg Road Partners, L.P.

[Signature Pages to the Schedule 13D]